UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 2)

LAUREATE EDUCATION, INC.

(Name of the Issuer)

Laureate Education, Inc.

(Name of Person(s) Filing Statements)

Common Stock, par value $.01 per share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

Robert W. Zentz, Esq.
Senior Vice President and General Counsel
Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
(410) 843-8043
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

Copies to:

R.W. Smith, Jr., Esq. Jason C. Harmon, Esq. DLA Piper US LLP 6225 Smith Avenue Baltimore, MD 21209 (410) 580-3000	Robert B. Robbins, Esq. Thomas J. Plotz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W. Washington, D.C. 20037 (202) 663-8000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☒	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,467,009,062	$106,438

*

Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 51,956,902 shares of common stock, par value $0.01 per share (the “Shares”), at $62.00 per share. The transaction value also includes the offer price of $62.00 multiplied by 3,962,599, the estimated number of options to purchase Shares that are currently outstanding and exercisable upon expiration of the Offer.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0000307.
☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $106,438
Form or Registration No.:  Schedule TO-T
Filing Party:  L Curve Sub Inc., M Curve Sub Inc. and other filers.
Date Filed:  June 8, 2007

Note: Pursuant to Rule 0-11(a)(2), the amount of filing fee is offset by an amount of $102,439 that was previously paid in connection with the Preliminary Schedule 14A filed on March 16, 2007. The filing fee in the amount of $3,999 reflecting the increase in the amount of the transaction value was paid in connection with the filing of the Schedule TO-T on June 8, 2007.

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by Laureate Education, Inc., a Maryland corporation (“Laureate” or the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction. The filing person is the subject company. This Transaction Statement relates to the tender offer by L Curve Sub Inc. (“L Curve”) and M Curve Sub Inc. (“M Curve”) (together, the “Purchasers”), each a Maryland corporation and each a direct subsidiary of Wengen Alberta, Limited Partnership, an Alberta limited partnership (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.01 per share of the Company (the “Shares”), at a price of $62.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2007 as subsequently amended (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”), filed as exhibits to the Schedule TO of the Purchasers and the other parties thereto, initially filed with the Securities and Exchange Commission (“SEC”) on June 8, 2007, as amended (the “Schedule TO”).

This Transaction Statement also relates to an Amended and Restated Agreement and Plan of Merger dated as of June 3, 2007 by and among Laureate, Parent and L Curve (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Maryland General Corporation Law, L Curve will be merged with and into Laureate (the “Merger”). Following the consummation of the Merger, Laureate will continue as the surviving corporation and will be a direct wholly-owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding Share (other than Shares that are to be canceled pursuant to the Merger Agreement or are to otherwise remain outstanding pursuant to the terms of the Merger Agreement) will be converted into the right to receive $62.00 in cash. Parent has advised the Company that immediately prior to the merger of L Curve into the Company, M Curve will merge with and into L Curve, with L Curve as the surviving corporation in that merger.

Concurrent with the filing of this Transaction Statement, the Company is filing Amendment No. 2 to Schedule 14D-9 Solicitation and Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO. A copy of the Schedule 14D-9 is attached hereto as Exhibit (a)(1), a copy of the Offer to Purchase is attached as Exhibit (a)(1) to the Schedule TO and a copy of the Merger Agreement is attached as Annex A to the Offer to Purchase. The information set forth in the Schedule 14D-9, including all annexes and amendments thereto, is incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Transaction Statement concerning the Company, Parent or the Purchasers has been provided by such person and not by any other person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated by reference herein.

Item 2. Subject Company Information

Regulation M-A Item 1002

(a)           Name and Address. The information set forth in “Item 1 – Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein.

(b)           Securities. The information set forth in “Item 1 – Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein.

(c)           Trading Market and Price. The information set forth in Sections 6 and 10 of the Offer to Purchase entitled “Price Range of Shares of the Company’s Common Stock” and “Dividends and Distributions”, respectively, is incorporated by reference herein.

(d)           Dividends. The information set forth in Sections 6 and 10 of the Offer to Purchase entitled “Price Range of Shares of the Company’s Common Stock” and “Dividends and Distributions”, respectively, is incorporated by reference herein.

(e)           Prior Public Offerings. None.

(f)            Prior Stock Purchases. The information set forth in “Item 6 – Interest in Securities of the Company” of the Schedule 14D-9 is incorporated by reference herein.

Item 3. Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)           Name and Address. The information set forth in “Item 1 – Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein. The filing person is the subject company.

(b)           Business and Background of Entities. Not applicable.

(c)           Business and Background of Natural Persons. The information set forth in “Information Relating to Laureate Directors and Named Executive Officers” in the Information Statement of the Company attached to the Schedule 14D-9 as Annex I (the “Schedule 14D-9 Information Statement”) is incorporated by reference herein.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) (1)      Material Terms (Tender Offers). The information set forth in “Item 8 — No Dissenters’ Rights” of the Schedule 14D-9 and in the “Summary Term Sheet”, “Introduction”, and Sections 1, 3, 4 and 5 of the Offer to Purchase entitled “Terms of the Offer; Expiration Date”; “Procedures for Tendering Shares of the Company’s Common Stock”; “Withdrawal Rights” and “Certain United States Federal Income Tax Considerations”, respectively, is incorporated by reference herein.

(a)(2)       Material Terms (Mergers or Similar Transactions). Not applicable.

(c)           Different Terms. Not applicable.

(d)           Appraisal Rights. The information set forth in “Item 8 — No Dissenters’ Rights” of the Schedule 14D-9 and the section of the Offer to Purchase entitled “Special Factors – No Dissenters’ Rights” is incorporated by reference herein.

(e)           Provisions for Unaffiliated Security Holders. Certain members of senior management have, by reason of their position as such, access to certain corporate files of the Company. There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Company or any member of the Purchasers’ or to obtain counsel or appraisal services at the expense of the Company or any member of the Purchasers’.

(f)            Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)           Transactions. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 and in “Certain Relationships and Related Transactions and Director Independence” in the Schedule 14D-9 Information Statement is incorporated by reference herein. Except as described in the Schedule 14D-9 or in the Schedule 14D-9 Information Statement, to the knowledge of the Company, as of the date of this Transaction Statement, during the past two years, there have been no transactions between the Company (or any executive officer or director of the Company) and (1) the Company or any of its affiliates that are not natural persons if the aggregate value of the transactions is more than one percent of the Company’s consolidated revenues for: (i) the fiscal year when the transaction occurred; or (ii) the past portion of the current fiscal year, if the transaction occurred in the current year; and (2) any executive officer, director or affiliate of the Company that is a natural person if the aggregate value of the transaction or series of similar transactions with that person exceeds $60,000.

(b)           Significant Corporate Events. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein. Except as described in the Schedule 14D-9 to the knowledge of the Company, as of the date of this Transaction Statement, during the past two years, there have been no negotiations, transactions or material contacts between the Company (including subsidiaries of the Company and any executive officer or director of the Company) and the Company or its affiliates concerning any: (1) merger; (2) consolidation; (3) acquisition; (4) tender offer for or other acquisition of any class of the Company’s securities; (5) election of the Company’s directors; or (6) sale or other transfer of a material amount of assets of the Company.

(c)           Negotiations or Contacts. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein. Except as described in the Schedule 14D-9, to the knowledge of the Company, as of the date of this Transaction Statement, during the past two years, there have been no negotiations or material contacts concerning the matters referred to in paragraph (b) of this section between (1) any affiliates of the Company; or (2) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein. Except as described in the Schedule 14D-9, to the knowledge of the Company, as of the date of this Transaction Statement, there are no agreements, arrangements or understandings, whether or not legally enforceable, between the Company (or any executive officer or director of the Company) and any other person with respect to any securities of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)           Use of Securities Acquired. The information contained in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors – Purposes and Reasons of the Sterling Founders and Certain Related Persons”; “Special Factors – Purposes and Reasons of Parent, Purchasers and the Sponsors”; “Special Factors – Purposes, Reasons and Plans for Laureate after the Merger”;

“Special Factors – Certain Effects of the Offer and the Merger” and “Special Factors – The Merger Agreement” is incorporated by reference herein.

(c)(1)-(8) Plans. The information contained in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors – Purposes and Reasons of the Sterling Founders and Certain Related Persons”; “Special Factors – Purposes and Reasons of Parent, Purchasers and the Sponsors”; “Special Factors – Purposes, Reasons and Plans for Laureate after the Merger”; “Special Factors – Certain Effects of the Offer and the Merger”; “Special Factors – The Merger Agreement” and Section 10 of the Offer to Purchase entitled “Dividends and Distributions” is incorporated by reference herein.

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)           Purposes. The information contained in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors – Purposes and Reasons of the Sterling Founders and Certain Related Persons”; “Special Factors – Purposes and Reasons of Parent, Purchasers and the Sponsors”; “Special Factors – Purposes, Reasons and Plans for Laureate after the Merger” and Special Factors – “Certain Effects of the Offer and the Merger” is incorporated by reference herein.

(b)           Alternatives. The information set forth in “Item 4 — Background of the Offer and the Merger; Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger” of the Schedule 14D-9 is incorporated by reference herein.

(c)           Reasons. The information set forth in “Item 4 — Background of the Offer and the Merger; Reasons for the Offer; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger” and “Item 8 – Opinions of the Special Committee’s Financial Advisors” of the Schedule 14D-9 is incorporated by reference herein.

(d)           Effects. The information contained in “Item 8 – No Dissenters’ Rights” of the Schedule 14D-9 and the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors – Purposes, Reasons and Plans for Laureate after the Merger”; “Special Factors – Certain Effects of the Offer and the Merger”; “Special Factors – The Merger Agreement”; “Special Factors – Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; and Sections 5 and 10 of the Offer to Purchase entitled “Certain United States Federal Income Tax Considerations” and “Dividends and Distributions”, respectively, is incorporated by reference herein.

Item 8. Fairness of the Transaction

Regulation M-A 1014

(a)           Fairness. The information set forth in “Item 4 — Background of the Offer and the Merger; Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger”; “Item 8 – Opinions of the Special Committee’s Financial Advisors” and Annex II and Annex III of the Schedule 14D-9 is incorporated by reference herein.

(b)           Factors Considered in Determining Fairness. The information set forth in “Item 4 — Background of the Offer and the Merger; Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger”; “Item 8 – Opinions of the Special Committee’s Financial Advisors” and Annex II and Annex III of the Schedule 14D-9 is incorporated by reference herein.

(c)           Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in “Item 4 — Background of the Offer and the Merger; Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger” of the Schedule 14D-9 is incorporated by reference herein.

(d)           Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in “Item 4 — Background of the Offer and the Merger; Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger”; “Item 8 – Opinions of the Special Committee’s Financial Advisors” and Annex II and Annex III of the Schedule 14D-9 is incorporated by reference herein.

(e)           Approval of Directors. The information set forth in “Item 4 — Background of the Offer and the Merger; Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger” of the Schedule 14D-9 is incorporated by reference herein.

(f)            Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)           Report, Opinion or Appraisal. The information set forth in “Item 4 — Background of the Offer and the Merger; Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger”; “Item 5 – Persons/Assets, Retained, Employed, Compensated or Used”; “Item 8 – Opinions of the Special Committee’s Financial Advisors” and Annex II and Annex III of the Schedule 14D-9 is incorporated by reference herein.

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in “Item 4 — Background of the Offer and the Merger; Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger”; “Item 8 – Opinions of the Special Committee’s Financial Advisors” and Annex II and Annex III of the Schedule 14D-9 is incorporated by reference herein.

(c)           Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of shares of the Company’s common stock or representative of the interested holder who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)           Source of Funds. The information set forth in Sections 9 and 13 of the Offer to Purchase entitled “Source and Amount of Funds” and “Certain Fees and Expenses”, respectively, is incorporated by reference herein.

(b)           Conditions. The information set forth in Sections 9 and 13 of the Offer to Purchase entitled “Source and Amount of Funds” and “Certain Fees and Expenses”, respectively, is incorporated by reference herein.

(c)           Expenses. The information set forth in Sections 9 and 13 of the Offer to Purchase entitled “Source and Amount of Funds” and “Certain Fees and Expenses”, respectively, is incorporated by reference herein.

(d)           Borrowed Funds. The information set forth in Sections 9 and 13 of the Offer to Purchase entitled “Source and Amount of Funds” and “Certain Fees and Expenses”, respectively, is incorporated by reference herein.

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)           Securities Ownership. The information set forth in “Security Ownership of Certain Beneficial Owners and Management” of the Schedule 14D-9 Information Statement is incorporated by reference herein.

(b)           Securities Transactions. The information set forth in “Item 6 — Interests in Securities of the Subject Company” of the Schedule 14D-9 is incorporated by reference herein.

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d)           Intent to Tender or Vote in a Going-Private Transaction. The information set forth in “Item 4(c) — Intent to Tender” of the Schedule 14D-9 is incorporated by reference herein.

(e)           Recommendations of Others. The information set forth in “Item 4 — Background of the Offer and the Merger; Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger” of the Schedule 14D-9 is incorporated by reference herein.

Item 13. Financial Information

Regulation M-A Item 1010

(a)           Financial Statements. The information set forth in Section 7 of the Offer to Purchase entitled “Certain Information Concerning the Company” is incorporated by reference herein. In addition, Laureate’s Consolidated Financial Statements on pages 47 through 90 of Laureate’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2006, is incorporated by reference herein.

(b)           Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)           Solicitations or Recommendations. The information set forth in “Item 5 — Persons/ Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 and in Section 13 of the Offer to Purchase entitled “Certain Fees and Expenses” is incorporated by reference herein.

(b)           Employees and Corporate Assets. The information set forth in “Item 5 — Persons/ Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 and in Section 13 of the Offer to Purchase entitled “Certain Fees and Expenses” is incorporated by reference herein.

Item 15. Additional Information

Regulation M-A Item 1011

(b)           Other Material Information. The information set forth in “Item 8 — Additional Information” of the Schedule 14D-9 is incorporated by reference herein.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1)	Solicitation/Recommendation Statement on Schedule 14D-9, as amended, filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2007 (incorporated by reference herein)

(a)(2)	Letter to Stockholders of Laureate Education, Inc., dated June 8, 2007*

(a)(3)	Press release issued by the Company on June 4, 2007 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 4, 2007)

(a)(4)	Offer to Purchase dated as of June 8, 2007 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO)

(a)(5)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of Schedule TO)

(a)(6)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO)

(a)(7)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO)

(a)(8)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO)

(a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO)

(a)(10)	Summary Advertisement as published on June 8, 2007 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO)

(a)(11)	Tender Offer Instruction Form (incorporated by reference to Exhibit (a)(1)(H) of the Schedule TO)

(a)(12)	Notice to Participants in the Laureate Education, Inc. 401(k) Retirement Savings Plan (incorporated by reference to Exhibit (a)(5)(A) of the Schedule TO)

(a)(13)	Frequently Asked Questions (“FAQ”) Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts (incorporated by reference to Exhibit (a)(5)(B) of the Schedule TO)

(a)(14)	Press release announcing completion of the Offer and commencement of the subsequent offering period dated July 9, 2007 (incorporated by reference to Exhibit (a)(5)(E) of the Schedule TO)

(b)(1)

Debt Commitment Letter, dated as of June 3, 2007, among L Curve Sub Inc., and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit (b)(1) of the Schedule TO)

(c)(1)	Fairness Opinion of Morgan Stanley & Co. Incorporated, dated January 28, 2007*

(c)(2)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated January 28, 2007*

(c)(3)	Presentation of Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated January 28, 2007*

(c)(4)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated January 28, 2007*

(c)(5)	Fairness Opinion of Morgan Stanley & Co. Incorporated, dated June 2, 2007*

(c)(6)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated June 2, 2007*

(c)(7)	Presentation of Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007*

(c)(8)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007*

(d)(1)

Amended and Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership and L Curve Sub Inc. (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 4, 2007)

(d)(2)	Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(2) of the Schedule TO)

(d)(3)

Amended and Restated Interim Investors Agreement, dated June 3, 2007, by and between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto (incorporated by reference to Exhibit (d)(3) of the Schedule TO)

(d)(4)

Voting Agreement, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11 (incorporated by reference to Exhibit (d)(4) of the Schedule TO)

(d)(5)	Rollover Letter, dated June 3, 2007, between The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(5) of the Schedule TO)

(d)(6)	Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(6) of the Schedule TO)

(d)(7)	Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(7) of the Schedule TO)

(d)(8)	Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(8) of the Schedule TO)

(d)(9)

Commitment letter dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(9) of the Schedule TO)

(d)(10)	Form of Tender (incorporated by reference to Exhibit (d)(10) of the Schedule TO)

(d)(11)	Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership (incorporated by reference to Exhibit (d)(11) of the Schedule TO)

(d)(12)	Rollover Letter, dated June 3, 2007, between Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(12) to the Schedule TO)

(e)(1)	Form of Retention Agreement between Laureate Education, Inc. and the Executive party thereto*

(e)(2)	Confidentiality and Non-Disclosure Agreement dated August 17, 2006 between Laureate Education, Inc. and Sterling Capital Partners II*

(f)	None

(g)	None

*Previously filed on June 11, 2007

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated July 9, 2007

LAUREATE EDUCATION, INC.

	By:	/s/ Robert W. Zentz

	Name:	Robert W. Zentz

	Title:	Senior Vice President and General Counsel

Exhibit Index

(a)(1)	Solicitation/Recommendation Statement on Schedule 14D-9, as amended, filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2007 (incorporated by reference herein)

(a)(2)	Letter to Stockholders of Laureate Education, Inc., dated June 8, 2007*

(a)(3)	Press release issued by the Company on June 4, 2007 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 4, 2007)

(a)(4)	Offer to Purchase dated as of June 8, 2007 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO)

(a)(5)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of Schedule TO)

(a)(6)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO)

(a)(7)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO)

(a)(8)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO)

(a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO)

(a)(10)	Summary Advertisement as published on June 8, 2007 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO)

(a)(11)	Tender Offer Instruction Form (incorporated by reference to Exhibit (a)(1)(H) of the Schedule TO)

(a)(12)	Notice to Participants in the Laureate Education, Inc. 401(k) Retirement Savings Plan (incorporated by reference to Exhibit (a)(5)(A) of the Schedule TO)

(a)(13)	Frequently Asked Questions (“FAQ”) Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts (incorporated by reference to Exhibit (a)(5)(B) of the Schedule TO)

(a)(14)	Press release announcing completion of the Offer and commencement of the subsequent offering period dated July 9, 2007 (incorporated by reference to Exhibit (a)(5)(E) of the Schedule TO)

(b)(1)

Debt Commitment Letter, dated as of June 3, 2007, among L Curve Sub Inc., and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit (b)(1) of the Schedule TO)

(c)(1)	Fairness Opinion of Morgan Stanley & Co. Incorporated, dated January 28, 2007*

(c)(2)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated January 28, 2007*

(c)(3)	Presentation of Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated January 28, 2007*

(c)(4)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated January 28, 2007*

(c)(5)	Fairness Opinion of Morgan Stanley & Co. Incorporated, dated June 2, 2007*

(c)(6)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated June 2, 2007*

(c)(7)	Presentation of Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007*

(c)(8)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007*

(d)(1)

Amended and Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership and L Curve Sub Inc. (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 4, 2007)

(d)(2)	Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(2) of the Schedule TO)

(d)(3)

Amended and Restated Interim Investors Agreement, dated June 3, 2007, by and between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto (incorporated by reference to Exhibit (d)(3) of the Schedule TO)

(d)(4)

Voting Agreement, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11 (incorporated by reference to Exhibit (d)(4) of the Schedule TO)

(d)(5)	Rollover Letter, dated June 3, 2007, between The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(5) of the Schedule TO)

(d)(6)	Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(6) of the Schedule TO)

(d)(7)	Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(7) of the Schedule TO)

(d)(8)	Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(8) of the Schedule TO)

(d)(9)

Commitment letter dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(9) of the Schedule TO)

(d)(10)	Form of Tender (incorporated by reference to Exhibit (d)(10) of the Schedule TO)

(d)(11)	Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership (incorporated by reference to Exhibit (d)(11) of the Schedule TO)

(d)(12)	Rollover Letter, dated June 3, 2007, between Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(12) to the Schedule TO)

(e)(1)	Form of Retention Agreement between Laureate Education, Inc. and the Executive party thereto*

(e)(2)	Confidentiality and Non-Disclosure Agreement dated August 17, 2006 between Laureate Education, Inc. and Sterling Capital Partners II*

(f)	None

(g)	None

*Previously filed on June 11, 2007